SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of          NOVEMBER                         2005
                          ---------------------------     -----------
Commission File Number    000-23464
                          ---------------------------     -----------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

          Form 20-F                       Form 40-F   X
                    ----------------                -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No     X
                    ------------------             ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ------------------

                                 DOCUMENT INDEX

     Document
     --------

        1. News Release dated November 1, 2005 ("AUSTRALIAN STATE OF QUEENSLAND EXTENDS INVESTMENT IN HUMMINGBIRD TECHNOLOGY WITH SELECTION OF REDDOT WEB CONTENT MANAGEMENT SOLUTIONS")

        2. News Release dated November 3, 2005 ("HUMMINGBIRD SELECTED BY THE GOVERNMENT OF ONTARIO AS A VENDOR OF RECORD TO PROVIDE RECORDS/DOCUMENT MANAGEMENT SYSTEM (R/DMS)
             SOLUTIONS AND SERVICES")

        3. News Release dated November 7, 2005 ("HUMMINGBIRD ANNOUNCES OUTSTANDING SUPPORT FOR SQL SERVER 2005")

        4. News Release dated November 7, 2005 ("HUMMINGBIRD REPORTS FOURTH QUARTER AND FISCAL YEAR-END 2005 FINANCIAL AND OPERATING RESULTS")

        5. News Release dated November 8, 2005 ("HUMMINGBIRD RECEIVES "POSITIVE RATING" FOR REDDOT SOLUTIONS IN
             LEADING ANALYST FIRM'S WEB CONTENT MANAGEMENT MARKETSCOPE REPORT")

        6.   News Release dated November 9, 2005 ("HUMMINGBIRD
             POSITIONED IN THE LEADERS QUADRANT IN 2005 ENTERPRISE CONTENT MANAGEMENT (ECM) MAGIC QUADRANT")

        7. News Release dated November 14, 2005 ("STANDARD CHARTERED BANK SELECTS HUMMINGBIRD ENTERPRISE(TM) FOR ELECTRONIC CONTRACTS MANAGEMENT")

        8. News Release dated November 14, 2005 ("BRITISH BANKERS' ASSOCIATION DEPLOYING HUMMINGBIRD ENTERPRISE(TM) TO
             SIMPLIFY ACCESS TO INFORMATION IN COMPLEX BUSINESS
             ENVIRONMENT")

        9.   News Release dated November 15, 2005 ("HUMMINGBIRD
             ANNOUNCES LAUNCH OF HUMMINGBIRD ENTERPRISE(TM) 2005")

        10.  News Release dated November 15, 2005 ("HUMMINGBIRD
             ENTERPRISE(TM) 2005 EQUIPS ORGANIZATIONS WITH A BUSINESS SOLUTIONS FRAMEWORK FOR COMPETITIVE SUCCESS")

        11. News Release dated November 15, 2005 ("HUMMINGBIRD UNVEILS INNOVATIVE CLIENT FOR BLACKBERRY(R) WIRELESS HANDHELD(TM) DEVICES")

        12. News Release dated November 15, 2005 ("HUMMINGBIRD PARTNERS WITH PERFECTUS SOLUTIONS TO PROVIDE KEY
             COMPONENT OF CONTRACT LIFECYCLE MANAGEMENT SOLUTION")

        13. News Release dated November 21, 2005 ("BAKER & MCKENZIE EXTENDING INVESTMENT IN HUMMINGBIRD ENTERPRISE(TM) FOR LEGAL TO CREATE A UNIFORM RECORDS MANAGEMENT PROCESS ACROSS NORTH AMERICAN OFFICES")

        14. News Release dated November 28, 2005 ("UNITED STATES ARMY CORPS OF ENGINEERS DEPLOYS HUMMINGBIRD ENTERPRISE(TM) FOR ESRI TO SIMPLIFY AND ACCELERATE ACCESS TO INFORMATION BY LINKING CONTENT TO GEOGRAPHIC LOCATIONS")

        15. News Release dated November 30, 2005 ("HUMMINGBIRD TO PRESENT `NEW WAYS. NEW HORIZONS.' AT SUMMIT
             2006 IN MIAMI, FLORIDA"

                                                                     Document 1

[HUMMINGBIRD GRAPHIC OMITTED]

        Australian State of Queensland Extends Investment in Hummingbird Technology with Selection of RedDot Web Content Management Solutions
Queensland's whole-of-government approach will include RedDot CMS and LiveServer

Toronto - November 1, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that the Australian State of Queensland has selected Web content management software from RedDot Solutions, a wholly owned subsidiary of Hummingbird Ltd.

RedDot's Web content management offerings will complement Hummingbird Enterprise(TM), which was selected by The Queensland State Government to support its state-wide whole-of-government Electronic Document and Records Management System (eDRMS). The Hummingbird solution will facilitate state government agency compliance with regulatory requirements for records management. The whole-of-government approach enables the standardization of business processes and improves consistency in the management of information. RedDot CMS and LiveServer are seamlessly integrated with Hummingbird Enterprise. The Queensland State Government stands to benefit greatly from the seamlessly integrated end-to-end enterprise content management solution.

The Queensland State Government has adopted a shared services business model. The initiative provides common information management solutions for government departments and centralized support functions, including finance, human resources, technology and property and facilities management. RedDot CMS and LiveServer will be strategic to this initiative, delivering personalized Web content management for all areas of the government.

The RedDot CMS and LiveServer software, along with Hummingbird Enterprise is being supplied to Queensland Government through LogicaCMG, a Hummingbird business partner and expert in government deployments for fully compliant document and records management technologies.

"LogicaCMG is pleased to be a part of this contract with RedDot and the Queensland Government. It reflects the strategic focus we have on delivering Information Management solutions to our Government customers via best-of-breed software such as RedDot," said Colin Holgate, CEO of LogicaCMG Australia. "With the selection of software complete, the delivery of the solution is now key. LogicaCMG has the track record, people and processes to deliver successful CMS outcomes for its customers."

"RedDot CMS and LiveServer are a natural fit for the Queensland State Government's stringent Web content management requirements including ease-of-use, search, personalization, rapid time to deploy and out-of-the-box integration with Hummingbird Enterprise," said Niels Metger, CEO of RedDot Solutions, a wholly owned subsidiary of Hummingbird Ltd.

"We are very pleased to further our partnership with the Australian State of Queensland with the addition of the RedDot product suite into the technology mix," said Barry Litwin, President and CEO of Hummingbird Ltd. "Queensland's selection of RedDot CMS and LiveServer underscores the value proposition of a fully integrated end-to-end enterprise content management system from a single vendor."

About LogicaCMG
LogicaCMG is a major international force in IT services and wireless telecoms. It provides management and IT consultancy, systems integration and outsourcing services to clients across diverse markets including telecoms, financial services, energy and utilities, industry, distribution and transport and the public sector. The company employs around 21,000 staff in offices across 35 countries and has more than 40 years of experience in IT services. Headquartered in Europe, LogicaCMG is listed on both the London and Amsterdam stock exchanges (LSE: LOG; Euronext: LOG). More information is available from www.logicacmg.com

About RedDot Solutions
RedDot Solutions, a wholly owned subsidiary of Hummingbird Ltd, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. RedDot Solutions has more than 1,400 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade who rely on RedDot to increase productivity, improve operational efficiency and reduce risk. Headquartered in New York and Germany, RedDot has offices in Santa Clara, Toronto, Sydney, Sao Paulo, London, and throughout Europe. For more information, please visit: http://www.reddot.com.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

Hummingbird Australia Contact:
Natasha David
Alliances & Marketing Manager
Hummingbird Australia
natasha.david@hummingbird.com
T: 61 2 9409 2221

                                                                     Document 2

[HUMMINGBIRD GRAPHIC OMITTED]


             Hummingbird Selected by the Government of Ontario as a Vendor of Record to Provide Records/Document Management System (R/DMS)
                             Solutions and Services

 As a Vendor of Record for R/DMS Solutions, Hummingbird can help the Government of Ontario reach its objective of streamlining government business and provide more efficient delivery of services to its constituents


Toronto - November 3, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, is pleased to announce that it has been chosen as a vendor of record to provide Records/Document Management System (R/DMS) Solutions and Services for the Government of Ontario under Vendor Of Record
(VOR) 1007-05 (R/DMS Solutions). The R/DMS Solutions are defined by the Government of Ontario as Document Management, Imaging, Workflow and Records Management solutions.

The selection process was initiated by the Ministry of Government Services (MGS) through an RFP process. This VOR arrangement was established to support the Government of Ontario in reaching its objective of streamlining government business and the delivery of services to the citizens of Ontario. MGS has executed Master Software Licensing Agreements for provision of R/DMS Solutions, Maintenance, Installation & Configuration, and Training Services to Ontario Public Sector (OPS) Clients and the Broader Public Sector (BPS) as required. The VOR arrangement is mandatory use for OPS Clients when acquiring new licenses for document and records management functionalities, and is optional for imaging and workflow functionalities.

This VOR will run for a two year period and has an additional one year extension option and complements Hummingbird's existing Whole of Government successes including:

o Government of Canada. The Canadian Government has selected Hummingbird as the standard across all Federal Departments for document and records management solutions. Hummingbird partnered with CGI Group Inc., the largest Canadian independent information technology (IT) services firm, to integrate the Canadian government's Records, Document and Information Management System (RDIMS), a Government of Canada shared-system initiative.

o The Australian State of Queensland. Hummingbird was selected as the whole-of-government software supplier for its Electronic Document and Records Management System (eDRMS), following a detailed tender and vendor evaluation process. Together with business partner, LogicaCMG, Hummingbird will provide the technology to support a standardized eDRMS, across Queensland State Government operations.

Hummingbird is a leading provider of enterprise content management software solutions for governments globally as demonstrated by the growing list of federal, provincial/state and local government agencies worldwide. With Hummingbird Enterprise, public-sector institutions benefit from a solution that is fully compliant with international records management standards and enables agencies at all levels to manage records and other knowledge assets while achieving streamlined efficiency, maximized productivity, and improved information access with an infrastructure that supports e-government and compliance initiatives.

"As a leading provider of enterprise content management software solutions for governments at all levels globally, Hummingbird is ideally suited to deliver R/DMS solutions to the Government of Ontario," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Hummingbird has been a technology partner with the Government of Ontario for many years delivering not only enterprise software, but also professional services, training and ongoing consulting, maintenance and support. We look forward to furthering our mutually beneficial business relationship."

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird contacts:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                     Document 3

[HUMMINGBIRD GRAPHIC OMITTED]

          Hummingbird Announces Outstanding Support for SQL Server 2005
  Tight integration of Microsoft and Hummingbird offerings enable organizations to seamlessly and cost effectively extend the value of their IT investments

Toronto, Ontario and San Francisco, CA - November 7, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today unveiled extended capabilities for transparent deployment of Hummingbird Enterprise(TM) on the Microsoft Office platform, taking advantage of Microsoft SQL Server 2005 as the content repository. Recognized for its strong heritage as a long-standing Microsoft partner, with a large installed base of shared Microsoft customers globally, Hummingbird is committed to continuous innovation in the delivery of breakthrough technologies that embrace and extend the value of Microsoft technologies.

Hummingbird Enterprise empowers organizations to build enterprise scalable content management solutions without ever having to leave the familiar Microsoft user experience inherent with Microsoft Office SharePoint Portal Server 2003, Microsoft Office 2003 Editions, Outlook, Microsoft Internet Explorer and Microsoft Office "12," while taking advantage of the scalability and performance of SQL Server 2005.

Enterprise Scalable Repository

Hummingbird has a proven track record in delivering enterprise-scale content management implementations that preserve and extend the value of SQL Server as a corporate database.

Hummingbird Enterprise 2005 will take advantage of enhanced SQL Server 2005 capabilities, including improved management of XML data types and query of XML objects, database administration and manageability, database recovery and scalability enhancements.

"Hummingbird has established an enviable record of innovation in the delivery of enterprise-class content management solutions with SQL Server as the database engine," said Mike Tuchen, general manager of SQL Server at Microsoft Corp. "We are very pleased with Hummingbird's commitment to Microsoft as a long-standing industry partner and its highly visible participation at the SQL Server 2005 launch activities. Microsoft is looking forward to working closely with Hummingbird to realize the full value of SQL Server 2005 for our joint customers." "Hummingbird continues to invest heavily in research and development to provide organizations with unequaled integration and interoperability between Hummingbird Enterprise and the new Microsoft offerings, consistently exceeding expectations to seamlessly and cost effectively extend the value of their IT investments," said Barry Litwin, President and Chief Executive Officer of Hummingbird. "Hummingbird Enterprise, with its unrivalled integration with the Microsoft desktop applications and SQL Server, will continue to be the best choice for organizations looking to ensure measurable ROI in the form of re-usable ECM solutions."

User Experience

Users live within Microsoft Office Outlook 2003 as their preferred client application for managing business content, while SharePoint Portal Server 2003 is used as a consumption-oriented content aggregation and publishing environment. The Hummingbird Enterprise design architecture is based on enhancing the value of these applications in a manner that empowers users to non-intrusively access and manage content with Hummingbird Enterprise from any of the Microsoft desktop applications:

o The Hummingbird Enterprise(TM) 2005 Client for Microsoft Outlook 2003 is a breakthrough implementation enabling users to organize, manage and work with mission critical business content from within Outlook 2003. Based on fully customizable business-centric views, users can dynamically manage content in the way their organizations work, using the familiar Outlook 2003 user experience in all phases of managing business content. Microsoft Outlook 2003 acts as the gateway to Hummingbird's scalable enterprise content management solution that helps organizations realize efficiency improvements and preserve the value of their business content without ever having to leave the familiar Outlook 2003 interface.

o Hummingbird Enterprise is seamlessly integrated with SharePoint Portal Server 2003 to enable users to securely access Hummingbird Enterprise content services, including access to document profiles and metadata, version control, check-in/check out, profile and metadata search, as well as records management functionality including the ability to browse the file plan, declare records, and assign retention and disposition rules to business content.

o Hummingbird Enterprise will leverage new capabilities in Office "12" to further improve the way users interact with content, and complement Office "12" by delivering an enterprise content management suite that features enterprise-class document and content management, high-volume imaging, business process management and certified records management capabilities.

o Hummingbird Enterprise will fully exploit the advanced XML support in Office "12," empowering organizations to implement line of business enterprise content life cycle management solutions that require highly structured content creation capabilities, such as contract life cycle management, deal management, pitch books, precedents, correspondence and capital project management solutions.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

NOTE: Product or service names mentioned herein are the trademarks of their respective owners.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For further information, please contact:
Dan Coombes                        Michele Stevenson
Director, Investor Relations       Senior Manager, Corporate Communications
Hummingbird Ltd.                   Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359        Tel: (416) 496-2200 ext. 2623
dan.coombes@hummingbird.com        michele.stevenson@hummingbird.com

                                                                     Document 4

[HUMMINGBIRD GRAPHIC OMITTED]


                              FOR IMMEDIATE RELEASE

           HUMMINGBIRD REPORTS FOURTH QUARTER AND FISCAL YEAR-END 2005
                         FINANCIAL AND OPERATING RESULTS

  Fourth Quarter Sales Grow 11.6% Year over Year to $66.2 Million, the Highest
         Quarterly Revenue in Hummingbird's History; Enterprise Content
          Management Revenues up 20%; Fourth Quarter Adjusted EPS $0.40

     Toronto - November 7, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and network connectivity solutions, today reported financial and operating results for the fourth quarter and year ended September 30, 2005. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.



------------------------------------------------------------------------------------------------------------------------
SUMMARY FINANCIAL RESULTS                                                               U.S. GAAP
(Millions of U.S. dollars except share data)
                                                               Three Months Ended                      Year Ended
                                                               ------------------                      ----------
                                                                 September 30                         September 30
                                                                 ------------                         ------------
                                                             2005               2004             2005             2004
                                                             ----               ----             ----             ----

Sales                                                       $66.2             $59.3            $236.1            $220.2

Net (Loss)/Income                                          $ (1.0)            $ 3.7            $ (5.8)           $  6.9

Diluted (Loss)/Earnings Per Share                          $(0.06)            $0.21           $(0.33)           $  0.39

Diluted Number of Shares (Millions)                          17.4              17.6              17.5              17.7

Adjusted Net Income (Note)                                 $  7.0             $ 7.1            $ 22.4            $ 24.7

Adjusted Diluted Earnings Per Share                        $ 0.40             $0.41           $  1.28            $  1.40

Adjusted Diluted Number of Shares (Millions)                 17.4              17.6              17.5              17.7

----------------------------------------------------------------------------------------------------------------------
 Note:    Adjusted Net Income comprises Net (Loss)/Income excluding amortization of intangibles, restructuring and other charges and in-process research and development, net of related taxes.
----------------------------------------------------------------------------------------------------------------------



"I am very pleased with our performance in the fourth quarter," said Barry Litwin, President and Chief Executive Officer of Hummingbird Ltd. "Our Enterprise Content Management business now represents 75% of total revenues, and generated another record breaking quarter growing 20% year over year. Working together, Hummingbird and RedDot recorded three significant wins during the quarter, demonstrating we are already leveraging our joint resources and respective global customer bases, and further signifying the strategic importance of our recently completed business combination."

Financial Highlights
--------------------
Total sales for the quarter ended September 30, 2005 were $66.2 million, the highest quarterly revenue in Hummingbird's history, and representing an increase of 11.6% from the quarter ended September 30, 2004. Enterprise Content Management revenues for the quarter were $49.4 million, a 20.0% increase from the same quarter last year, and a 9.9% increase from the previous quarter. Connectivity revenues for the quarter were $16.8 million, compared to $18.2 million in the fourth quarter last year, and $16.8 million in the prior quarter. Total license revenues were $30.9 million, up 7.8% from the fourth quarter last year.

Adjusted net income(1) in the current quarter was $7.0 million, compared to $7.1 million in the same period last year. Adjusted diluted earnings per share (based on adjusted net income) for the fourth quarter were $0.40, compared to $0.41 for the corresponding period last year.

During the quarter the company recorded restructuring and other charges totaling $4.7 million. Of this amount, $3.2 million relates primarily to severance and related costs taken after the Company reviewed its global operations to align costs with revenues, and to recognize cost efficiencies. In addition, $1.5 million relates primarily to legacy sales tax receivables resulting from acquired companies and during the period of the integration of these companies.

The company also expensed $1.6 million additional in process research and development related to RedDot pursuant to finalization of the purchase price allocation in the fourth quarter.

Operating expenses for the current quarter excluding amortization of intangibles, in-process research and development, and restructuring and other charges, were $49.1 million, compared to $41.1 million for the fourth quarter of the previous fiscal year.

For the fourth quarter of fiscal 2005, Hummingbird reported a net loss of $1.0 million, compared to net income of $3.7 million for the same quarter in 2004. The diluted loss per share of $0.06 in the current quarter compares to diluted earnings per share of $0.21 for the fourth quarter of the prior year.

Revenues for the year ended September 30, 2005 were $236.1 million, an increase of 7.2% over the previous year. Enterprise Content Management revenues for the year were $169.1 million, up $18.9 million or 12.6% from last year.

Operating expenses excluding amortization of intangibles, in-process research and development, and restructuring and other charges, were $177.1 million for fiscal 2005. The net loss for the year was $5.8 million resulting in a diluted loss per share of $0.33, compared to net income of $6.9 million and diluted earnings per share of $0.39 in fiscal 2004.

Adjusted net income for fiscal 2005 was $22.4 million compared to $24.7 million in 2004. Adjusted diluted earnings per share, based on adjusted net income, was $1.28 compared to $1.40 for the prior year.

Total assets as at September 30, 2005 were $378.6 million, compared to $371.7 million as at September 30, 2004. The Company's cash position, including short-term investments, was $85.0 million as at September 30, 2005. Cash flow from operations generated in the current quarter was $2.9 million. Deferred revenue was $74.0 million as at September 30, 2005 compared to $65.5 million as at September 30, 2004.

(1)Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the performance of the Company's core business, since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method that management uses to plan and forecast the Company's results. Adjusted net income is not a recognized profitability measure under U.S. GAAP, and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed an alternative to net income determined in accordance with U.S. GAAP, as an indicator of the Company's performance.

Operational Highlights
----------------------

Three significant deals in the quarter demonstrate that Hummingbird together with RedDot is already leveraging their joint resources and technologies to deliver solutions to their combined global customer base.

-> 1. RedDot Customer Verizon Wireless Selects Hummingbird Enterprise(TM)
   ----------------------------------------------------------------------
Verizon Wireless has selected Hummingbird Enterprise(TM) for its enterprise wide content management initiative. Already a RedDot customer, Verizon Wireless will leverage the out-of-the-box integration between Hummingbird Enterprise(TM) and RedDot CMS, to enable team sharing, distribution, review, approval and security surrounding project-specific documentation with internal clients. The combination of Hummingbird Enterprise(TM) and RedDot CMS as a foundation will enable Verizon Wireless to build a comprehensive content management strategy for the entire organization.

-> 2. Australian State of Queensland Selects RedDot Web Content Management
      Solution
      ----------
On November 1, Hummingbird announced the extension of their partnership with the Australian State of Queensland with the addition of RedDot Web Content Management solutions. The Queensland State Government has adopted a shared services business model to provide common information management solutions for all government departments and centralized support functions. RedDot CMS and LiveServer will be strategic to this initiative, delivering personalized Web Content Management for all areas of the government.

-> 3. Long-standing Hummingbird Customer Selects RedDot for Web Content
      Management
      ----------
On August 24, Hummingbird announced that Stikeman Elliott one of Canada's largest and most prestigious law firms had selected RedDot's Web Content Management (WCM) software to manage its Web presence and deliver relevant, personalized content. A long-standing Hummingbird Enterprise(TM) customer, Stikeman Elliott will benefit from the tightly integrated WCM capability within the Hummingbird Enterprise suite that extends the value of Stikeman Elliott's investment in Hummingbird technologies. This expanded relationship with Stikeman Elliott further affirms the significant opportunity Hummingbird has to cross-sell RedDot WCM solutions into its existing customer base.

United States Missile Defense Agency Deploying Hummingbird Enterprise(TM)
-------------------------------------------------------------------------
On September 14, Hummingbird announced that the United States Missile Defense Agency (MDA) is successfully deploying Hummingbird Enterprise(TM) for its electronic document and records management system. Charged with developing an integrated ballistic missile defense system, the MDA conducted an extensive evaluation process of the top document and records management vendors in the industry. After narrowing the field and conducting pilot evaluations, the Agency identified Hummingbird Enterprise as the most reliable and secure electronic document and records management solution.


Hummingbird will hold a teleconference call at 5:30 p.m. Eastern N.A. time today to discuss its fourth quarter and fiscal year-end 2005 results. Those wishing to participate should call 416-640-4127 (Toll-free 800-796-7558) ten minutes prior to the start time. A webcast of the call with accompanying presentation slides is also available from the Company's website, www.hummingbird.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 416-640-1917 (Toll-free 877-289-8525), Pass-code 21158922#

About Hummingbird
-----------------

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change. The Board of Directors of Hummingbird reviewed and approved this news release prior to it being issued.

Hummingbird Contacts

Inder Duggal                                  Dan Coombes
Chief Financial Officer                       Director, Investor Relations
Hummingbird Ltd.                              Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                   Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                  dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

                                                                     Document 5

[HUMMINGBIRD GRAPHIC OMITTED]

     Hummingbird Receives "Positive Rating" for RedDot Solutions in Leading
            Analyst Firm's Web Content Management MarketScope Report

Toronto - November 8, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that it received a "Positive Rating" in the Gartner MarketScope* for Web Content Management, 2005(1) for its RedDot CMS and LiveServer Web Content Management and Content Delivery Solution.

The Gartner MarketScope for Web Content Management, 2005 serves as a guide for potential content management service purchasers and a non-partisan status report for existing clients.

"We feel this important recognition is incredibly rewarding and confirms our twelve year commitment to developing and delivering user-friendly Web content management software with fast, low-cost installation," said Niels Metger, CEO of RedDot Solutions, a wholly owned subsidiary of Hummingbird Ltd. "We believe Gartner's Positive rating is recognition of RedDot's strong global product adoption and the company's focus on usability to help organizations manage, control and deliver content."

"We are very pleased to see RedDot Solutions receive a Positive rating in Gartner's MarketScope for Web Content Management," said Barry Litwin, President and CEO of Hummingbird Ltd. "The combined Hummingbird/RedDot entity will continue to strive to meet and exceed organizations' expectations for their enterprise content management needs."

Gartner considers companies receiving a Positive rating to "demonstrate strength in specific areas, but are largely opportunistic" and recommends that existing customers "continue incremental investments" while potential customers "put this vendor on a shortlist of tactical alternatives."

For further information on the Gartner's Marketscope for Web Content Management 2005, please visit www.gartner.com.

About Hummingbird
-----------------
Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.
Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

About RedDot Solutions
----------------------
RedDot Solutions, a wholly owned subsidiary of Hummingbird Ltd, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. RedDot Solutions has more than 1,500 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade who rely on RedDot to increase productivity, improve operational efficiency and reduce risk. Headquartered in New York and Germany, RedDot has offices in Santa Clara, Toronto, Sydney, Sao Paulo, London, and throughout Europe. For more information, please visit: http://www.reddot.com.

*The MarketScope is copyrighted November 2005 by Gartner, Inc. and is reused with permission. The MarketScope is an evaluation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the MarketScope, and does not advise technology users to select only those vendors with the highest rating. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.




(1) Gartner Inc. "MarketScope for Web Content Management, 2005" by Lou Latham, Principal Research Analyst and James Lundy, VP Distinguished Analyst, dated November 4, 2005.

For further information, please contact:

Dan Coombes                       Michele Stevenson
Director, Investor Relations      Senior Manager, Corporate Communications
Hummingbird Ltd.                  Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359      Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com       michele.stevenson@hummingbird.com

                                                                     Document 6

[HUMMINGBIRD GRAPHIC OMITTED]


        Hummingbird Positioned in the Leaders Quadrant in 2005 Enterprise
                     Content Management (ECM) Magic Quadrant

   Leading analyst firm reports on the evolving content management market as vendors further enhance their ECM suite technology

Toronto - November 9, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Gartner, Inc. (NYSE: IT), a leading technology research and advisory firm, has positioned Hummingbird in the Leaders Quadrant in the Magic Quadrant* for Enterprise Content Management, 2005.

Gartner defines leaders as vendors who are performing well today, have a clear vision of market direction and are actively building competencies to sustain their leadership position in the market.

In the 2005 ECM Magic Quadrant, Gartner placed emphasis on the architecture, integration and completeness of each vendor's ECM suite. Emerging capabilities such as e-mail management and electronic forms were factored in as well.

According to the Research Note of November 7, 2005, entitled: "Magic Quadrant for Enterprise Content Management, 2005(3)," vendors in the ECM Leaders quadrant have "proven enterprise scalability." Gartner defines today's ECM suites as encompassing the following core components:

o Document management for check-in/checkout, version control, security and library services for business documents;
o WCM for automating the webmaster bottleneck, and managing dynamic content and user interaction;
o Records management for long-term archiving, automation of retention and compliance policies, and ensuring legal and regulatory record compliance;
o Document capture and document imaging for capturing and managing paper documents;
o Document-centric collaboration for document sharing and supporting project teams;
o Workflow for supporting business processes, routing content, assigning work tasks and states, and creating audit trails.

In addition, according to Gartner, when evaluating vendors for placement in the ECM Leaders quadrant, "greater emphasis was given this year to suite integration (e.g., common user interface, common code base and single repository); demonstrated enterprise deployments; integration with other business applications and content repositories; and a vertical process/solutions focus."

"We believe our positioning in the Leaders Quadrant of Gartner's ECM Magic Quadrant is confirmation of the strength of Hummingbird Enterprise(TM) as an industry leading Enterprise Content Management platform," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "Over the past year, Hummingbird has delivered a highly differentiated strategy around a flexible business solution framework in targeted industries, gaining first mover advantage."

To request the full Gartner report, please visit the Hummingbird Website at: http://www.hummingbird.com/magicquadrant

*The Magic Quadrant is copyrighted November 7, 2005 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

------------------------
(1) Gartner, Inc. Research Note of November 7, 2005, entitled: "Magic Quadrant for Enterprise Content Management, 2005," is co-authored by research directors:
Karen Shegda and Toby Bell; vice presidents: Kenneth Chin and Debra Logan; principal research analyst, Lou Latham; and vice president distinguished analyst, James Lundy.


About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


For further information, please contact:

Dan Coombes                          Michele Stevenson
Director, Investor Relations         Senior Manager, Corporate Communications
Hummingbird Ltd.                     Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359          Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                                                     Document 7

[HUMMINGBIRD GRAPHIC OMITTED]


         Standard Chartered Bank Selects Hummingbird Enterprise(TM) For
                         Electronic Contracts Management
      Hummingbird Enterprise(TM) for Contract Management enables proactive management of the Bank's supplier contracts ensuring stronger compliance with internal and external policies and regulations and minimizing risks

London, England - Hummingbird Summit Europe 2005 Conference - November 14, 2005
- Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Standard Chartered Bank, one of the world's most international banks, has invested in Hummingbird Enterprise(TM) for Contract Management to improve its management of contracts and to help it capture and manage its legal relationships across a number of regions worldwide.

Standard Chartered Bank users deploy Hummingbird Enterprise for Contract Management for its electronic contracts library and Business Intelligence Reporting Tools. The Bank is also considering deploying Hummingbird's imaging solutions.

The Hummingbird contracts library will store the Bank's contract documents in a secure central repository and the contracts are made accessible to authorized users via the company Intranet. The Hummingbird contract reporting technology will allow Standard Chartered Bank's managers to run reports to ensure that the contracts are being managed effectively.

"Given that 60-80 per cent of business-to-business transactions are underpinned by legally-binding contracts and agreements, it is important that companies such as Standard Chartered are putting in place technology that can ensure good practice is replicated across multiple territories," said Tony Heywood, senior vice-president, EMEA, Hummingbird Ltd.

Hummingbird Enterprise for Contract Management provides organizations with a secure, web-based environment for real-time access to their contract data, offering full document lifecycle support for all contract management functionalities from creation through negotiation to maintenance.

To learn more about Hummingbird Enterprise for Contract Management, please visit the Hummingbird Web site at: www.hummingbird.com/solutions/contracts_mgmt.html

About Standard Chartered - leading the way in Asia, Africa and the Middle East Standard Chartered is one of the world's most international banks, employing over 40,000 people, representing 80 nationalities, across its network. Standard Chartered operates in over 1,200 locations (including subsidiaries, associates and joint ventures) in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation. It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and corporate responsibility as well as its commitment to making a difference in the communities in which it operates.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For further information, please contact:
Jill Wells
Director, Marketing Operations EMEA
Hummingbird Ltd.
Tel: +44 (0) 118 978 2800
Fax: +44 (0) 118 978 2700
jill.wells@hummingbird.com

Hummingbird North American contacts:
Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359           Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com           michele.stevenson@hummingbird.com

                                                                     Document 8

[HUMMINGBIRD GRAPHIC OMITTED]



  British Bankers' Association Deploying Hummingbird Enterprise(TM) to Simplify
              Access to Information in Complex Business Environment Collaborative workspaces enable efficient communication of information, views and regulatory initiatives to U.K. banking community, streamlining internal business processes

London, England - Hummingbird Summit Europe 2005 Conference - November 14, 2005
- Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that the British Bankers' Association (BBA), the principal trade association for banks operating in the U.K., has successfully deployed Hummingbird EnterpriseTM to simplify information access for its employees and improve communication with its members.

The BBA is a leading representative body in the financial services sector in the U.K. and has 218 members, as well as many associate members, which fund its not-for-profit activities. The BBA acts as a catalyst for the banking sector, seeking members' views and comment on regulatory initiatives and legislation before making submissions to the Government, European Commission or regulators on behalf of the industry.

The Association uses Hummingbird Enterprise for its advanced document management and collaboration capabilities to address several initiatives including the management and storage of information and documents generated as a business, as well as Web-based and client-facing collaborative workspaces to communicate internally and with association members.

The BBA is also leveraging Hummingbird BI(TM), Hummingbird's leading query and reporting product, to manage and report on the use of the collaborative workspace between users and members.

"With Hummingbird Enterprise we have improved our communication capabilities in an increasingly complex business environment, where people working on the same projects are based in, or moving between, many different locations across many different organizations," said Paul Chisnall, executive director at BBA. "As we all know, maintaining a sense of focus when you're faced with over a hundred e-mails every day is difficult. This collaborative environment is helping BBA members, through their involvement in BBA working parties, to access the relevant documents and information when they need them, from wherever they are, with ease.

"The introduction of Hummingbird BI will allow our management to monitor access and provide vital real-time information on the effectiveness of the new collaborative environment," Chisnall continued.

With Hummingbird Enterprise, members of BBA working parties have one central repository for managing electronic documents and e-mail. The Association uses collaborative workspaces to review documents, discuss issues and solve problems with other participants from member banks from around the country, or overseas.

BBA also uses collaborative workspaces to improve information flow and communication among internal users. "Staff members often need to work simultaneously across a project on complex technical documents, and having the ability to identify all recent changes, along with who made those changes, has been a great value to the Association," added Chisnall.

Tony Heywood, Senior Vice President for EMEA, Hummingbird Ltd, said: "Financial services providers all over the world operate in a highly regulated and competitive industry, where they must balance the demands of customer retention with regulatory compliance. With Hummingbird Enterprise, the BBA has been able to communicate information and views more effectively concerning industry or regulatory initiatives thus helping the BBA's members to better prepare for on-going regulatory and compliance changes."

About British Bankers' Association
The British Bankers' Association (BBA) is the leading trade association in the banking and financial services industry representing banks and other financial services firms operating in the UK. It has 218 members, three quarters of whom are of non-UK origin, representing 60 different countries. BBA members hold 90% of the UK banking sector's assets and represent 95% of all banking employment in the UK. Given its international membership and location in the world's leading financial centre, the BBA covers a wide variety of UK, European and international issues.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com




For further information, please contact:
Jill Wells
Director, Marketing Operations EMEA
Hummingbird Ltd.
Tel: +44 (0) 118 978 2800
Fax: +44 (0) 118 978 2700
jill.wells@hummingbird.com

Hummingbird North American contacts:

Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Hummingbird Ltd.                      Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359           Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com           michele.stevenson@hummingbird.com

                                                                     Document 9

[HUMMINGBIRD GRAPHIC OMITTED]

         Hummingbird Announces Launch of Hummingbird Enterprise(TM) 2005 Hummingbird Enterprise(TM) 2005 empowers organizations to deliver high value enterprise content lifecycle management solutions

London,  England - Hummingbird Summit Europe 2005 Conference - November 15, 2005
- Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the official launch of Hummingbird Enterprise(TM) 2005.

Hummingbird Enterprise 2005 sets a new standard for delivering high value content lifecycle management solutions and will further entrench Hummingbird as an innovator in transforming technology into practical solutions.

"This landmark release is the result of Hummingbird's innovative approach to enterprise software development guided by extensive research and valuable feedback from our broad base of global customers," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Our customers told us they want easier and more efficient ways for their users to work with content. They want to be able to work from within the applications they use every day. They need to be able to capitalize on the value of their content by integrating it with key business processes. And they need to have all of this built on a solid foundation. Hummingbird Enterprise 2005 delivers on all of these mandates."

Hummingbird   Enterprise  2005  focuses  on  three  key  customer  requirements:
usability, integration and performance.

Usability

Hummingbird's Business Solutions Framework minimizes deployment complexities and reduces total cost of ownership by ensuring that content enabling processes can be transparently accessed from the client applications users most commonly deploy in their daily work habits.

The Hummingbird Enterprise(TM) Client for Microsoft Outlook provides a fully interactive, business-based view of the entire suite of Hummingbird Enterprise functionality from within Microsoft Outlook. This new Client represents a major innovation in how knowledge workers interact with their business content, applications, and processes without ever having to leave Outlook. It allows knowledge workers to work the way they want to work, by exposing the corporate information through fully customizable views resulting in a substantial increase in user productivity.

Integration of Content Enabling Business Processes

Hummingbird Enterprise 2005 delivers superior integration between all the key phases of managing content lifecycle. At its core is Hummingbird Enterprise(TM) Workflow that links content lifecycle processes by automating critical business tasks and simplifying repetitive activities associated with content creation, profiling and records retention and disposition practices. In combination with the business centric views, users can focus on the business processes relating to the management of content rather than the technology.

With Hummingbird Enterprise 2005 users can quickly implement enterprise wide content management solutions that provide:

o A highly scalable repository for managing documents, e-mail, Web content, digital assets, and physical and electronic records.

o A secure collaborative environment that empowers users to create projects and share and manage content.

o An extensible compliance infrastructure that enables users to mitigate risk in accordance with legislative requirements and organizational best practices.

o Powerful reporting and auditing facilities that alert management as to how content is used and by whom in accordance with compliance requirements.

o Comprehensive information management and retrieval capabilities that allow users to index and search across multiple content sources such as e-mail, Web sites, documents, databases, external repositories and applications.

o    Integration   with  leading  e-mail  archival   solutions  to  provide  the
     management of both active and archived content.

o A services oriented architecture based on a published Web Services API that exposes Hummingbird Enterprise 2005 as consumable services to other applications.

Performance

Content Drive(TM) is an innovative technology designed to dramatically improve the way desktop applications interact with the Hummingbird Enterprise 2005 content repository. It leverages Hummingbird's rich heritage in network connectivity to control how an application talks to a repository. Content Drive introduces a revolutionary approach where all file operations to the content repository are handled natively at the Microsoft operating system kernel level, eliminating the need to write and maintain specific code to transfer documents. This innovation introduces significant performance improvements because file operations are executed at the operating system kernel level.

For more information about Hummingbird Enterprise 2005, please visit the Hummingbird Web site at: http://www.hummingbird.com/he2005. For more information about Hummingbird Business Solutions, please visit:
http://www.hummingbird.com/solutions/index.html.


About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

NOTE: Product or service names mentioned herein are the trademarks of their respective owners.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

Hummingbird contacts:

Dan Coombes                       Michele Stevenson
Director, Investor Relations      Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359      Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com       michele.stevenson@hummingbird.com

Hummingbird UK contact:
Jill Wells
Director, Marketing Operations EMEA
Hummingbird Ltd.
Tel: +44 (0) 118 978 2800
Fax: +44 (0) 118 978 2700
jill.wells@hummingbird.com

                                                                    Document 10

[HUMMINGBIRD GRAPHIC OMITTED]

           Hummingbird Enterprise(TM) 2005 Equips Organizations with a
              Business Solutions Framework for Competitive Success
           Hummingbird helps customers to move beyond managing content to enable their managed content to work for them

London, England - Hummingbird Summit Europe 2005 Conference - November 15, 2005
- Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Hummingbird Enterprise(TM) 2005 represents a fundamental shift in the way organizations will use enterprise content management (ECM) systems to address their business challenges.

The development of Hummingbird Enterprise 2005 was driven by the transformation of ECM from a solution to control content into a robust business solutions framework. It incorporates next-generation, highly intuitive functionality to help customers across all industries and around the world put their business content to work for them.

According to Gartner Inc. Research Vice President, Tom Eid(4): "Organizations use integrated enterprise content management (ECM) solutions to make content accessible across multiple applications, automate line-of-business processes, reduce the number of implemented point products, and improve corporate governance reporting. ECM solutions provide key business infrastructure and knowledge management technologies; their implementation is a strategic business imperative and drives competitive differentiation."

Hummingbird Enterprise helps organizations address a wide range of business objectives, such as risk mitigation, cost control and competitive advantage. It lets organizations build business solutions that extend the value of their information to take full advantage of their content and streamline their critical processes.

The European Court of Human Rights (ECHR) had three main goals when choosing an enterprise management solution: It had to adequately meet its internal business requirements; it had to be easy to use for staff members; and it had to be cost effective.

"The volume of cases processed and adjudicated by the Court - which has jurisdiction in 45 States - has risen dramatically and the demands placed on its IT system have grown correspondingly," said John Hunter, Head of IT Division, ECHR. "We have found that the Hummingbird Enterprise suite has always helped us to address these new challenges, through, for example, the introduction of Portal technology and the capabilities offered by Records Management and Workflow.

"The Court is receiving, processing and disseminating more content and information than at any previous time in its history. Consequently there is a greater responsibility to manage and effectively leverage this content. For the Court this principally means delivering relevant information to the people who need it and in a timely fashion. The Court has been able to achieve these goals with the help of Hummingbird enterprise content management solutions and its own Case Management solution CMIS," added Hunter.

The Hummingbird Enterprise Experience
With Hummingbird's new Business Solutions Framework and the supplied vertical templates, organizations will be able to easily tailor Hummingbird Enterprise 2005 to meet their business challenges. This results in a substantial increase in user productivity.

Hummingbird Enterprise 2005 minimizes deployment complexities and helps to reduce the total cost of ownership associated with the implementation of business solutions. It also helps to ensure that critical business content is traceable and auditable. The ability to track and report on how content is being used enables organizations to reduce their risk and helps them to ensure regulatory compliance and improve their corporate governance processes.

------------------------
(2) Gartner Inc., Research Note of 21 April 2005, "Forecast: Enterprise Content Management, Worldwide, 2004-2009, Preliminary (Executive Summary) by research vice president, Tom Eid.


"The real value of enterprise content management lies in the delivery of content-based solutions that address a multitude of business challenges. Managing risk, achieving regulatory compliance, realizing efficiency improvements, and gaining competitive advantage by leveraging intellectual assets are the critical areas that our customers asked us to address," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Hummingbird is very well positioned to address these challenges and provide these solutions."

Hummingbird Enterprise 2005 delivers an integrated suite for managing content and repeatable solutions, including contract management, deal management for financial services, compliance solutions for the public sector, correspondence management for the government sector, and proactive compliance solutions for law firms.

Learn More about Hummingbird Enterprise 2005: A Business Solutions Framework In the upcoming weeks, Hummingbird will be hosting and participating in a series of events to demonstrate and discuss its flexible business solution framework.
Specifically:

o Hummingbird will bring together customers, partners, resellers and integrators at its two user conferences: Summit Europe 2005 being held Nov 14 - 16 in London, England; and Summit 2006, Hummingbird's sixth annual worldwide conference and technology showcase, being held February 6-8, 2006 in Miami Florida.
o Hummingbird is hosting several executive breakfast seminars taking place in various U.S. cities beginning November 17th. The seminars will feature Randoph Kahn, co-author of Information Nation - Seven Keys to Information Management Compliance. Mr. Kahn will highlight the compliance realities faced by businesses today and will discuss a new concept that brings the tools and principles of the compliance world to bear on Information Management. The seminar will include two break-out sessions featuring customer successes and Hummingbird industry experts will discuss the relevant information management compliance issues facing the Commercial and Legal industries.
o On December 6th, at 1:00 p.m. EST, Andrew Pery, CMO and Senior Vice President at Hummingbird, and Frank Gilbane, CEO, Editor and Publisher, Bluebill Advisors will host a Webinar: "Finding the Added Value in Your Enterprise Content." This event will be followed by a Hummingbird Webinar on December 8th at 12:00 noon EST, featuring the value of Hummingbird Enterprise 2005.
o Hummingbird will be attending several key industry conferences in the upcoming months and demonstrating how Hummingbird Enterprise 2005 can be tailored to fit unique business challenges. For example, LegalTech New York being held January 30 - February 1, 2006 at the New York Hilton & Towers.
o Industry-focused Webinars for customers in the government, legal, financial services and regulated industries. Registration information about the Webinars will be posted on Hummingbird.com.

For more information about Hummingbird Enterprise 2005, please visit the Hummingbird Web site at: http://www.hummingbird.com/he2005. For more information about Hummingbird Business Solutions, please visit:
http://www.hummingbird.com/solutions/index.html


About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For further information, please contact:

Dan Coombes                         Michele Stevenson
Director, Investor Relations        Senior Manager, Corporate Communications
Hummingbird Ltd.                    Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359        Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com         michele.stevenson@hummingbird.com

Hummingbird UK contact:
Jill Wells
Director, Marketing Operations EMEA
Hummingbird Ltd.
Tel: +44 (0) 118 978 2800
Fax: +44 (0) 118 978 2700
jill.wells@hummingbird.com

                                                                    Document 11

[HUMMINGBIRD GRAPHIC OMITTED]

                    Hummingbird Unveils Innovative Client for
                   BlackBerry(R) Wireless Handheld(TM) Devices
      New Hummingbird Enterprise(TM) Client for BlackBerry delivers on the promise of mobile computing, providing seamless integration between BlackBerry
               e-mail client and Hummingbird Enterprise repository

London, England - Hummingbird Summit Europe 2005 Conference - November 15, 2005 -- Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today unveiled Hummingbird Enterprise(TM) Client for BlackBerry, an innovative new client that provides seamless integration to Hummingbird Enterprise(TM) from the BlackBerry(R) e-mail application. The new client is designed to ensure Hummingbird customers are always connected to their mission critical information, improving efficiency and productivity while reducing risk.

Using simple one-click menu functions on the BlackBerry wireless handheld device, users will be able to automatically profile and check-in e-mail messages and attachments directly into the appropriate Hummingbird Enterprise folder. Hummingbird customers will be able to work anytime, anywhere with the mobile capabilities of the BlackBerry wireless device and dynamically interface with Hummingbird Enterprise to store and manage content remotely.

Leveraging the new Hummingbird Enterprise Client for BlackBerry wireless handheld devices, attorneys will be empowered to intuitively profile matter-related information to the appropriate matter/folder structure within Hummingbird Enterprise; investment bankers will be able to add deal-related correspondence to support time critical M&A transactions while meeting with clients; procurement managers will be enabled to update mission critical transactions relating to contracts during sensitive negotiations off site and away from their offices; and compliance managers will be able to ensure that proper guidelines are met at all times.

"Today, information workers are expected to be connected and available at all times, making the BlackBerry a key link in allowing 24/7 communication with clients, customers and partners," said Barry Litwin, President and Chief Executive Officer of Hummingbird Ltd. "Our innovative approach of native integration with the Blackberry e-mail application further extends the value proposition of Hummingbird Enterprise as a vital tool to help our customers manage and preserve their content from anywhere and at any time."

Hummingbird Enterprise Client for BlackBerry will be demonstrated at Hummingbird's Summit Europe 2005 Conference being held in London, England from November 14 - 16 at The Hilton London Metropole Hotel and Conference Centre. For more information about Hummingbird Summit Europe 2005, visit the Hummingbird Web site at: http://events.hummingbird.com/summit/london05/index.html.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

NOTE: Product or service names mentioned herein are the trademarks of their respective owners.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For further information, please contact:

Dan Coombes                        Michele Stevenson
Director, Investor Relations       Senior Manager, Corporate Communications
Hummingbird Ltd.                   Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359       Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com        michele.stevenson@hummingbird.com

Hummingbird UK contact:
Jill Wells
Director, Marketing Operations EMEA
Hummingbird Ltd.
Tel: +44 (0) 118 978 2800
Fax: +44 (0) 118 978 2700
jill.wells@hummingbird.com

                                                                   Document 12

[HUMMINGBIRD GRAPHIC OMITTED]

          Hummingbird Partners with Perfectus Solutions to Provide Key
               Component of Contract Lifecycle Management Solution
        The integrated solution delivers significant productivity gains in the management of contracts

London, England - Hummingbird Summit Europe 2005 Conference - November 15, 2005
- Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading provider of enterprise content management (ECM) and network connectivity solutions, today announced it is partnering with Perfectus Solutions - a specialist supplier of automated document composition and process management software.

The Hummingbird Enterprise(TM) Contract Management solution seamlessly integrates with Perfectus Solutions' patented and multilingual document creation product based on an intuitive and highly reusable template driven approach to construct complex transactions and agreements. The template creation process is fully integrated with and is managed within the Hummingbird Enterprise content repository resulting in highly reusable agreements, reducing time and cost. This enables enterprises to automate repetitive tasks associated with contract creation, reduces errors and streamlines approval processes. In doing so, the Hummingbird Enterprise and Perfectus solution provides the key first step in the contract management process - the automated creation of compliant documents.

"Hummingbird has recognized Perfectus as the technology key to unlock the benefits of our patented contract creation process. It empowers our mutual customers to leverage line of business data in the creation of fully compliant content-centric communication," said David Cam, Chief Executive Officer at Perfectus Solutions. "In building a contract, Perfectus can pull information from its clause library maintained within Hummingbird and can also interact with line of business systems, such as ERP and CRM applications, ensuring up-to-date data is selected which improves the quality and accuracy of the contract."

Integrating the Perfectus document composition product with Hummingbird Enterprise offers customers a comprehensive solution to automate and manage the contract lifecycle processes from generation, through to secure collaboration during the negotiation process; proactive alerts relating to critical contracts that require review and renewal; and finally to satisfy compliance requirements relating to the business policies and procedures, retention, archival and disposition of contracts as part of an integrated solution.

Contracts and other official documentation form the lifeblood of business transactions. How these are generated, stored, reused and maintained has an immediate impact on how organizations can streamline such highly labour intensive processes, reduce contract administration costs, mitigate risk and exposure and foster more proactive client relationships.

"By partnering with Perfectus Solutions, Hummingbird is now able to offer a highly flexible multilingual content creation process as an integral part of the overall Hummingbird contract management solution," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Perfectus Solutions provides us with a document composition platform on which we can develop other content lifecycle solutions, adding functionality to our correspondence management solution and helping to build additional solutions such as agenda and case management."

About Perfectus Solutions
Perfectus Solutions specialises in sophisticated, easy-to-use, automated document composition and process management software. Integrating seamlessly with existing enterprise applications, Perfectus delivers a rapid return on investment for businesses that depend on accurate, compliant and consistent management of contracts and other complex documents. Perfectus reduces costs, speeds contract approval and increases overall productivity for customers. Perfectus has offices in London, Sydney, San Francisco and Auckland. Customers worldwide include leading law firms, financial services institutions, insurance companies and corporate legal departments. For more information visit www.perfectussolutions.com

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com For further information, please contact:

Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Hummingbird Ltd.                      Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359          Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com           michele.stevenson@hummingbird.com

Hummingbird UK contact:
Jill Wells
Director, Marketing Operations EMEA
Tel: +44 (0) 118 978 2800
Fax: +44 (0) 118 978 2700
jill.wells@hummingbird.com

                                                                   Document 13

[HUMMINGBIRD GRAPHIC OMITTED]

     Baker & McKenzie Extending Investment in Hummingbird Enterprise(TM) for
          Legal to Create a Uniform Records Management Process across
                             North American Offices
   LegalKEY(R) Records Management(TM) enables law firm to streamline processes and mitigate risks

Toronto - November 21, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Baker & McKenzie, the world's leading global law firm, is enhancing its Hummingbird Enterprise(TM) for Legal deployment with the addition of Hummingbird's established records management capabilities. Powered by the industry leading LegalKEY(R) Practice Support Solutions, the new records management system will be deployed across all Baker & McKenzie offices in North America.

Baker & McKenzie is recognized as one of the most technologically advanced law firms in the world having invested in a strong IT infrastructure to offer its clients the most up-to-date and cost-effective delivery of legal services possible. A long-standing Hummingbird customer, the firm is currently leveraging the document management capabilities of Hummingbird Enterprise(TM) for Legal to manage critical work product on a firm-wide basis, enabling global fee earners to share and manage document-based information and support its knowledge management initiatives.

With LegalKEY Records Management, a core component of Hummingbird Enterprise for Legal, Baker & McKenzie will replace several existing records management applications. With the integrated Hummingbird document and records management system, the firm will improve information access, streamline records management processes, establish a strong compliance position, and simplify the user experience for North American fee earners.

LegalKEY Records Management will enable users to manage both physical and electronic records from a single system regardless of source of origin or media type, including e-mail, images, electronic documents, voice mail, and facsimiles. Legal practice groups will be able to search for and work with records from anywhere in North America, across any application, thereby streamlining the matter lifecycle management process.

"The decision to go with LegalKEY Records Management, and extend our investment in Hummingbird technologies, was based on several factors," said Michael Flanders, Director of IT, Western Hemisphere, Baker & McKenzie. "The RM system has been successfully deployed in our New York office and I received only positive feedback about the system's stability and level of functionality. The solution is easy to implement and best suits the working practices of our users. In addition, by enhancing our Hummingbird Enterprise for Legal deployment with the tailored records management functionality, we will provide the legal staff with a flexible, long term platform that will meet our information management and compliance requirements and help us to better serve our clients."

LegalKEY Records Management is designed to help law firms minimize risk and to accommodate multi-tiered retention and destruction policies and risk management protocols. Legal staff can easily capture work in progress, e-mail communications and records via drag-and-drop to matter folders and the system automatically applies records retention policies.

"Hummingbird Enterprise for Legal, and its content-driven, legal-centric approach to records management, delivers unrivalled value to our global legal customers," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "We look forward to continuing and expanding our technology partnership with Baker & McKenzie, helping the firm enhance its matter lifecycle management practices by more efficiently and effectively managing electronic information."

About Baker & McKenzie

Founded in 1949, Baker & McKenzie is a global law firm of more than 3,300 locally qualified, internationally experienced lawyers and 5,500 other professionals and staff in 69 offices in 38 countries. Global revenues for the fiscal year ended June 30, 2005 exceeded US $1.352 billion. John Conroy is Chairman of the Firm's Executive Committee. For more information, visit: www.bakernet.com.

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support Solutions, integral components of Hummingbird Enterprise(TM) for Legal, were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

 Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com




For further information, please contact:

Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Hummingbird Ltd.                      Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359          Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com           michele.stevenson@hummingbird.com

                                                                    Document 14

[HUMMINGBIRD GRAPHIC OMITTED]

  United States Army Corps of Engineers Deploys Hummingbird Enterprise(TM) for
            ESRI to Simplify and Accelerate Access to Information by
                     Linking Content to Geographic Locations
     Linked technologies enable USACE to manage and spatially reference all documentation related to Requests for Information (RFIs)for building and maintaining civil and military infrastructure

Toronto - November 28, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that the United States Army Corps of Engineers (USACE) is deploying Hummingbird Enterprise(TM) for ESRI, its integrated content management and GIS solution with ESRI's ArcIMS(TM) software. The combined Hummingbird and ESRI solution enables USACE staff to manage, query, and spatially reference all documents pertaining to RFIs required for assisting military deployments and civil-military operations deployed within the area of responsibility.

The USACE is made up of approximately 34,600 civilian and 650 military members. Its mission is to provide vital engineering services and capabilities as a public service, across a full spectrum of operations - from peace to war - in support of nation interest. The corps mission includes five broad areas - water resources, environment, infrastructure, homeland security and warfighting. It manages billions of dollars of the nation's infrastructure.

The USACE has been maintaining the Iraq Reconstruction Information Management System since 2003 and providing construction management oversight and engineering services to support construction at various locations and installations in Iraq. The USACE work includes rebuilding critical infrastructure to provide essential utility services such as reliable electric power and clean water as well as providing quality facilities for healthcare, transportation and education to local communities.

Recently, the Corps' responsibilities expanded to include all global "hot spots" including the Tsunami mission in southern Asia and eastern Africa countries and the Hurricane Katrina reconstruction effort along the U.S. gulf coast.

When military branches submit infrastructure RFIs to the USACE, the requests are delivered through a secure online RFI submittal program. Prior to implementing Hummingbird Enterprise for ESRI, USACE stored the RFI documentation in a home-grown database system. However, with its expanding missions, the USACE outgrew its system and began looking for a more stable and robust enterprise content management system that would integrate with its GIS system.

"We looked at several content management systems before we selected Hummingbird Enterprise. The Hummingbird system provides the stable, robust and flexible environment we require," said Lynn Copeland Hardegree, SAIC Contractor, U.S. Army Corps of Engineers, Engineering Infrastructure Intelligence Reachback Center. "In addition, Hummingbird provided the geospatial connector to integrate with our ESRI GIS system and this was a huge selling point for us. We are providing our customers with the best possible way of finding documents and the spatial query is really valuable."

Hummingbird Enterprise for ESRI bridges the gap between information management and GIS to provide a Web interface to all relevant content related to any RFI through its spatial data system. Colorado-based company, Farragut Systems, Inc., developed the integration software, the core component of the Hummingbird Enterprise for ESRI solution, which ties the content management software with the USACE's GIS.

All RFI correspondence, supporting documentation, and project deliverables are stored in the Hummingbird Enterprise content management repository. The USACE currently manages and captures CAD drawings, GIS Shapefiles, engineering reports, images, Microsoft Word documents, Excel spreadsheets, and e-mail correspondence all in the Hummingbird system. With the combination of Hummingbird Enterprise and ESRI's GIS architecture, the USACE can manage and spatially reference all documents pertaining to RFIs.

"We can query for a document in the Hummingbird repository using a key word, the subject of an RFI, or even by country," added Hardegree. "With the linked DM and GIS systems, our customers can simply drag their mouse over the area of the country and it will populate all the places we've worked. Users can get to the information easier and faster, improving productivity. We've received very positive feedback from our customers about the linked systems."

Since 2003, the USACE has managed approximately 1,000 RFIs for a multitude of reconstruction tasks that include bridge work, flood protection, locks and dams, power plants, guard towers and other projects. When USACE receives the RFI, it and the response is stored in the Hummingbird Enterprise repository.

"Part of our mission is to supply GIS data for all of our designated areas, as well as serving as a data repository for RFIs," continued Hardegree. "If we are asked to design a guard tower in Iraq, for example, chances are the same type will have to be designed in Kuwait or Afghanistan. If the request does come in from Kuwait for the drawings, the customer can query our system and find the designs already available. With Hummingbird Enterprise for ESRI, we can prevent duplication of effort which saves time and money."

"We are very pleased that the USACE is deploying Hummingbird Enterprise for ESRI. Combining GIS and Hummingbird Enterprise improves decision-making capabilities and response times. The result is enhanced responsiveness evident through better asset awareness, improved project planning, and better information sharing," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "The powerful searching tools of Hummingbird Enterprise ensure easy access to information. Document integrity is maintained via customizable versioning and security profiles. The Hummingbird system also allows the USACE to manage the complete information lifecycle from capture and creation to retention and disposition."

About ESRI
Since 1969, ESRI has been giving customers around the world the power to think and plan geographically. The market leader in GIS, ESRI software is used in more than 300,000 organizations worldwide, including each of the 200 largest cities in the United States, most national governments, more than two-thirds of Fortune 500 companies, and more than 5,000 colleges and universities. ESRI applications, running on more than one million desktops and thousands of Web and enterprise servers, provide the backbone for the world's mapping and spatial analysis. ESRI is the only vendor that provides complete technical solutions for desktop, mobile, server, and Internet platforms. Visit us at www.esri.com.

ESRI, the ESRI globe logo, GIS by ESRI, www.esri.com, and @esri.com are trademarks, registered trademarks, or service marks of ESRI in the United States, the European Community, or certain other jurisdictions. Other companies and products mentioned herein are trademarks or registered trademarks of their respective trademark owners.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

 Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                     Document 15

[HUMMINGBIRD GRAPHIC OMITTED]

                Hummingbird to Present `New Ways. New Horizons.'
                        at Summit 2006 in Miami, Florida
      Annual worldwide user conference to feature customers across various industry sectors who will demonstrate how they have solved critical business challenges; special focus on tactical business solutions, expanded breakout sessions and workshops

Toronto - November 30, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that its sixth annual worldwide conference and technology showcase, Summit 2006, will be held from February 6-8, 2006 at the Hotel Intercontinental in Miami, Florida.

With a conference theme of "New Ways. New Horizons." Summit 2006 will bring together Hummingbird customers, partners, resellers and integrators from around the world to preview new and innovative offerings, demonstrate and share best practices, and learn more about Hummingbird Enterprise(TM), featuring its robust Business Solutions Framework. Participants will be able to network and interact with peers, as well as Hummingbird management, sales, marketing, research and development, and professional services staff.

Hummingbird is also delighted to announce its keynote speaker for the event. World famous mountaineer and adventurer, Jamie Clarke, has continually enthralled audiences with accounts of his Mount Everest expeditions and his crossing of Arabia's Empty Quarter, the most desolate and dangerous desert in the world. Clarke, an entrepreneur in the business of adventure, will demonstrate how the life lessons he learned during his expeditions can be applied to every organization's challenges.

"At this year's Summit we will demonstrate innovative methods of moving critical business content through an organization by offering customers new ways to track, manage and control their content through the use of Hummingbird Enterprise," said Barry Litwin. "Hummingbird helps organizations across a wide range of industries better manage their information; among them major law firms and corporate legal departments, financial institutions and governments around the world. At Summit 2006, Hummingbird will bring together industry leading ECM technology, expertise from many of our strategic partners, and our extensive experience to help show customers new and better ways to automate and streamline their content-based business processes."

Hummingbird Enterprise delivers an integrated suite for managing content and repeatable solutions. Industry-focused business solution sessions will include contract management, deal management for financial services, compliance solutions for the public sector, correspondence management for the government sector, and proactive compliance solutions for law firms. One-on-one consultation sessions with Hummingbird Technical and Professional Services staff will also be offered.

Attendees will also have the opportunity to hear from their peers across various industry sectors who will demonstrate how they have solved critical business challenges by implementing Hummingbird solutions.

Building on the success of previous events, Summit 2006 will provide an expanded curriculum of breakout sessions, allowing for the creation of a truly customized program to meet the individual needs of each attendee. Technical educational sessions will be offered for the entire range of Hummingbird Enterprise components.

In the Technology Showcase, Hummingbird partners and integrators will highlight their applications and business solutions available to complement and add substantial value to Hummingbird implementations. As part of the Technology Showcase, conference attendees will also have the opportunity to visit The Test Drive Center where they can try out all the exciting new features and functionality of Hummingbird Enterprise and speak one-on-one with technical experts and key product marketing and product management staff.

Summit 2006 Registration
Registration for Summit 2006 is now open. Attendees registering before January 4, 2006 will qualify for the special early bird discount. Complete conference and registration information is available at http://events.hummingbird.com/summit/2006/index.html. Visitors to the site may subscribe to receive the Hummingbird monthly e-newsletter, Expose, which will include the latest news on the event. The interactive Hummingbird "My Agenda" system will allow attendees to plan their Summit 2006 experience directly from the Web site.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com





For further information, please contact:

Dan Coombes                       Michele Stevenson
Director, Investor Relations      Senior Manager, Corporate Communications
Hummingbird Ltd.                  Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359       Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com       michele.stevenson@hummingbird.com

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Hummingbird Ltd.
                                    -----------------------------------------
                                                 (Registrant)



Date:     December 1, 2005               By: /s/ Inder Duggal
          -----------------                  -----------------------------
                                                         (Signature)
                                             Inder P.S. Duggal
                                             Chief Financial Officer and
                                             Chief Controller